EXHIBIT 1.01

Ballard Power Systems Inc.
Conflict Minerals Report
For the Year Ended December 31, 2013

This Conflict Minerals Report (the Report) has been prepared in compliance with Rule 13p-1 and Form SD (the Rule) pursuant to the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2013. It has been prepared by management of Ballard Power Systems Inc. (herein referred to as “Ballard,” “the Company,” “we,” “us,” or “our”) and includes information relating to the activities of all consolidated subsidiaries.

The Rule imposes certain reporting obligations when an SEC registrant company manufactures or contracts to manufacture products that contain minerals specified in the Rule which are necessary to the functionality or production of those products. The specified minerals are cassiterite, columbite-tantalite (coltran), wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, the Conflict Minerals).

As described in this Report, certain of Ballard’s operations manufacture or contract to manufacture products and the Conflict Minerals are necessary to the functionality or production of those products.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (the Covered Countries), or from recycled and scrap sources, or if it has no reason to believe that its Conflict Minerals may have originated in the Covered Countries, or if based on its reasonable country of origin inquiry the registrant reasonably believes that its Conflict Minerals did come from recycled or scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measues.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” during the specified grace period, the CMR is not subject to an independent private sector audit.

Description of The Company’s Products Covered by this Report

Ballard provides products in three distinct product classes:

1.
Fuel cell stacks: Ballard provides FCgen® and FCvelocity® fuel cell stacks to original equipment manufacturer customers and system integrators that use the stacks to produce fuel cell systems for power solutions.

2.	Fuel cell modules: Ballard builds the stacks into self-contained FCvelocity®-HD modules that are plug-and-play into larger fuel cell systems.

3.
Fuel cell systems: Ballard also builds complete fuel cell systems for stationary power markets that are designed to solve certain energy needs of our customers. The ElectraGen® product lines provide fuel-flexible (hydrogen & methanol) system solutions for Back-up power markets. The ClearGen™ product line provides system solutions for large scale Distributed Generation markets.

All of our products contain electronic, electrical and/or heating components that are necessary to the functionality of these products, and all of these components contain one or more Conflict Minerals.

Part I.  Due Diligence

1.1    Design of Due Diligence

The Company has conducted a good faith reasonable country of origin inquiry (RCOI) regarding the Conflict Minerals. This good faith RCOI was designed to determine, to the extent reasonably possible, whether any Conflict Minerals in our products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. We also exercised due diligence on the source and chain of custody of Conflict Minerals in our products.

Our due diligence measures have been designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

1.2    Supply chain

We purchase hundreds of components for our products, including electronic boards, valves, heating elements, electrical connectors and other hardware items, all of which are procured through a wide variety of commercial sources.

As a downstream company (as the term is used in the OECD Guidance), Ballard does not purchase Conflict Minerals directly from mines, smelters or refiners and does not have any direct relationship with them. Our supply chain with respect to our products is complex and there are many parties in the supply chain between the manufacture of our products and the original source of Conflict Minerals.

1.3    Controls Systems

Ballard has established a management system for Conflict Minerals. Our management system includes a compliance team sponsored by our Vice-President and Chief Operations Officer, as well as senior management representatives and a team of subject matter experts from relevant functions such as Supply Chain, Manufacturing, Finance and Legal. The team is responsible for implementing our Conflict Minerals compliance strategy and is led by a senior supply chain manager. Senior management is briefed about the results of our due diligence efforts on a regular basis.

We also participate in the Conflict Free Sourcing Initiative (CFSI), an initiative for companies from a range of industries addressing conflict minerals issues in their supply chains.

Other controls include, but are not limited to, our Code of Conduct which outlines expected behaviors for all Ballard employees, our Conflict Minerals Policy (reprinted below) and our Supplier Conduct Principles (available at http://www.ballard.com/files/PDF/Suppliers/Supplier_Conduct_Principles_POL5100158_Rev0A.pdf).

1.3    Conflict Minerals Policy

We have adopted the following Conflict Minerals policy:

The mining of certain minerals from the eastern portion of the Democratic Republic of the Congo (DRC) and surrounding countries has financed armed conflict, resulting in violence and human rights violations in the region. In July 2010, the US Congress passed legislation requiring the US Securities and Exchange Commission (SEC) to adopt rules that all US publicly traded companies must disclose their use of Conflict Minerals. The SEC defines "Conflict Minerals" as gold, cassiterite, columbite-tantalite, wolframite, or their derivatives (specifically, tin, tantalum, and tungsten), or any other minerals or their derivatives determined by the US Secretary of State to be financing conflict in this region.

Ballard is committed to avoiding the use of Conflict Minerals which directly or indirectly finance or benefit armed groups in the DRC or adjoining countries. Ballard is committed to complying with the reporting obligations required by the SEC, including the requirement that Ballard conduct inquiries into the source of any Conflict Minerals included in its products.

Ballard does not directly purchase or source the raw metals used in our products. For this reason, tracing the path of minerals throughout our supply chain is a complex process. We also do not have complete visibility into the sources of all component minerals. However, we actively engage with our suppliers to promote responsible sourcing practices, and we conduct due diligence to determine whether the materials provided by our suppliers contain Conflict Minerals.

Ballard suppliers are required to acknowledge Ballard’s Code of Conduct, which includes requirements regarding Conflict Minerals and responsible sourcing. Suppliers are also responsible for passing the same requirements on to their suppliers.

Suppliers will be required to declare that all products supplied either:

•	Do not contain tantalum, tin, tungsten or gold that are necessary to their production or functionality, or,

•	If they do contain these minerals, that they originate from non-conflict areas or from smelters that have been validated by an independent private sector party to be conflict free.

Ballard will evaluate its relationships with its suppliers on an ongoing basis to ensure continued compliance with this policy. Ballard reserves the right to request additional documentation from its suppliers regarding the source of any Conflict Minerals included in its products. In addition, suppliers must maintain and provide to Ballard upon request traceability data for a minimum of five years. Suppliers who do not comply with these requirements shall be reviewed by Ballard’s supply chain organization for future business.

For additional information about our commitment to responsible sourcing and other human rights, see our Supplier Principles of Conduct.

1.4    Certification or Audit of Smelters and Refiners

We do not have a direct relationship with Conflict Minerals smelters and refiners and do not perform or direct audits of these entities within our supply chain. We rely on the list of smelters and refiners that have received a “conflict free” designation from the Conflict Free Smelter Program (CFSP), or other independent third-party audit program, which provide country of origin and due diligence information on the Conflict Minerals sourced by such facilities.

We have determined that the most reasonable method of determining the mines or locations of origin of the Conflict Minerals in our supply chain is to identify the smelters and refiners supplying the Conflict Minerals by requesting our suppliers to complete the Template (as defined below), and then checking those smelters and refiners with the CFSP list.

1.5    Risk Assessment

We have identified 730 direct suppliers of various raw materials, products and services. Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly we rely on these suppliers to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC registrants and subject to the Rule.

It is not practical to conduct a survey of all our suppliers and we believed a reasonable approach would be to conduct a survey of the suppliers who represented the majority of our expenditures in 2013 for purchases related to products we manufacture. In addition, we included suppliers where the nature of the component indicated that those components were likely to contain Conflict Minerals. In total, we identified 240 direct suppliers for our survey. We believe that this risk-based approach is consistent with how many peer companies are approaching their due diligence.

Supplier Survey

We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Training resources illustrating the use of the tool are available on CFSI’s website. The Template is being used by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

We received responses from 30% of the suppliers surveyed. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We will work directly with these suppliers to provide revised responses in the future.

Six suppliers were able to identify specifically the smelters or refiners of Conflict Minerals that went into parts supplied to Ballard. These responses included the names of 24 entities. We compared these facilities to the CFSP list of smelters and refiners and where a supplier indicated that the facility was certified as Conflict-Free, we ensured that the name was listed by CFSP. All of the smelters or refiners named were certified Conflict-Free by CFSP.

None of our suppliers provided information at a part number level. The large majority of the responses received provided data at a company or divisional level and, except as described above, the majority of our direct suppliers were unable to specify the smelters or refiners used for components supplied to Ballard. Therefore, except as set out below, we are unable to identify any of the smelters or refiners that are actually in our supply chain.

Smelters or Refiners

The known smelters and refiners of Conflict Minerals that went into parts supplied to Ballard identified by our direct suppliers are:

Metal	Smelter or Refiner	Country
Gold	Metalor USA Refining Corporation	United States
Gold	Royal Canadian Mint	Canada
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan
Gold	The Refinery of Shandong Gold Mining Co. Ltd	China
Gold	Umicore Precious Metal Refining	United States
Gold	Umicore SA Business Unit Precious Metals Refining	Belgium
Gold	Zijin Mining Group Co. Ltd	China
Tin	Cooper Santa	Brazil
Tin	EM Vinto	Bolivia
Tin	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	Minsur	Peru
Tin	Mitsubishi Materials Corporation	Japan
Tin	OMSA	Bolivia
Tin	PT DS Jaya Abadi	Indonesia
Tin	PT Karimun Mining	Indonesia
Tin	PT Panca Mega	Indonesia

Metal	Smelter or Refiner	Country
Tin	PT Refined Banka Tin	Indonesia
Tin	PT Seirama Tin investment	Indonesia
Tin	PT Stanindo Inti Perkasa	Indonesia
Tin	PT Timah	Indonesia
Tin	Thaisarco	Thailand
Tin	Yunnan Chengfeng Non-ferrous Metals Co.,Ltd.	China
Tin	Yunnan Tin Company Limited	China
Tungsten	Xiamen Tungsten Co Ltd	China

1.5    Risk Mitigation & Future Due Diligence Measures

In response to this risk assessment, Ballard has an approved risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the DRC or adjoining countries:

•
As we enter into new contracts, or our contracts renew, we are adding a clause to require suppliers to provide information about the source of Conflict Minerals and smelters. It will take a number of years to ensure that all our supplier contracts contain appropriate flow-down clauses. In the meantime we are working with selected suppliers to insure they provide the Conflict Minerals sourcing information until the contracts can be amended.

•	Expand the number of suppliers requested to supply information.

•	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•
Engage any of our suppliers whom we have reason to believe are supplying us with Conflict Minerals from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of Conflict Minerals that does not support such conflict, as provided in the OECD guidance.

•	Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

Part II.   Product Description

DRC Conflict Undeterminable

After exercising the due diligence described above, Ballard was unable to determine whether or not each of our products qualify as “DRC conflict free”, as defined under the Rule. Accordingly, we have reasonably determined that all of our products are “DRC conflict undeterminable”, as defined in the Rule.

The facilities used to process the Conflict Minerals in our product and their countries of origin, to the extent known, are set out above.

Ballard expects to take the risk mitigation steps described above to improve its due diligence efforts and to further mitigate the risk that Conflict Minerals contained in our products finance or benefit armed groups in the Covered Countries.